UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2026

 Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated October 26, 2026

Item 1

Grupo Aval Announces Conclusion of Corficolombiana’s Agreement with the U.S. Department of Justice (DOJ)

Bogotá, October 26, 2026. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) hereby informs that its subsidiary, Corporación Financiera Colombiana S.A. (“Corficolombiana”), having fully satisfied its obligations under the Deferred Prosecution Agreement (“DPA”) entered into with the U.S. Department of Justice (“DOJ”) in August 2023, received today an order from the competent court dismissing the case.

The termination of the DPA by the DOJ and the resulting dismissal of the charges confirm Corficolombiana’s compliance with the commitments undertaken under the DPA and bring to a definitive close the proceedings before U.S. authorities relating to the matters covered by the agreement.

Grupo Aval and its subsidiaries reaffirm their commitment to the highest standards of business ethics, transparency, regulatory compliance, and the continuous strengthening of their control and corporate governance frameworks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel